Exhibit 99.11

PRESS RELEASE

Norway: TotalEnergies and partners launch the 2nd phase of
Northern Lights CCS project

•	Northern Lights will increase its CO2 storage capacity to more than 5 Mt per year

•	Northern Lights signed a commercial agreement with Stockholm Exergi for transport and storage of 900 kt CO2/y, from 2028

•	First CO2 storage from Phase 1 of the project is expected this summer

Paris, March 27, 2025 – TotalEnergies and its partners, Equinor and Shell, announce the Final Investment Decision (FID) of the second phase of the Northern Lights development, which will increase the project transport and storage capacity from 1.5 million to more than 5 million tons of CO2 per year from 2028.

The first phase of Northern Lights is completed and ready to receive CO2 from industrial emitters. Operations are expected to start this summer, with the first CO2 transportation by ship from Heidelberg Materials’ cement factory in Brevik, Norway and its injection and permanent storage into a reservoir 2,600 meters below the seabed, off the coast of Øygarden, western Norway.

The second phase announced today represents an investment of NOK 7.5 billion (~$700 million) and leverages existing onshore and offshore infrastructures. This expansion includes new onshore storage tanks, pumps, a jetty, injection wells and transport vessels - which are all expected to be completed for a start-up by the second half of 2028.

This FID of this second phase follows the signing of a 15-year commercial agreement between Northern Lights and the Swedish district energy provider, Stockholm Exergi, for the cross-border transport and storage of 900,000 tons of biogenic CO2 emissions annually, starting in 2028. Stockholm Exergi is the 5th company to commit with Northern Lights for transport and storage of its CO2 emissions, after Heidelberg Materials and Celsio in Norway, Yara in the Netherlands and Ørsted in Denmark. In addition, Northern Lights is in advanced discussions with several large European industrial customers to market the remaining storage capacity.

“I am delighted of the launch of Northern Lights phase 2, which represents a significant step forward for the CCS industry. Northern Lights can thus provide a concrete solution for the hard-to-abate industrial emitters in Europe, so that they can reduce their CO2 emissions and thereby secure their businesses’ sustainability”, said Nicolas Terraz, President Exploration & Production of TotalEnergies.

“The decision to expand our CO2 transport and storage services represents the next step in building a commercially viable CCS market in Europe. It confirms Northern Lights’ commitment to offer an effective solution for companies to reduce emissions. The investment decision is an important milestone for our company, our customers and industry partners, governments and regulators. We have jointly been working hard to establish the CCS chain and make a real difference enabling Europe to achieve climate targets”, said Tim Heijn, Managing director of Northern Lights JV.

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About Northern Lights

Northern Lights offers CO2 transport and storage as a service. Our mission is to enable the reduction and removal of industrial emissions in Europe. Liquefied CO2 from capture sites is shipped to an onshore receiving terminal in western Norway, before transported by pipeline for permanent storage in a reservoir 2,600 meters under the seabed. Ready to receive CO2 from 2024, Northern Lights is the first company to offer commercial CCS services. The company has already signed two commercial agreements with Yara in the Netherlands and Ørsted in Denmark. The first phase of Northern Lights is part of Longship, the Norwegian Government’s full-scale carbon capture and storage project. Northern Lights JV DA is a registered, incorporated General Partnership with Shared Liability (DA) owned by Equinor, TotalEnergies and Shell.

www.norlights.com

About TotalEnergies and Carbon Storage

TotalEnergies’ focus is first to avoid emissions and then to reduce them by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. For residual emissions, the Company is developing industrial projects for carbon storage. Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to enable significant decarbonization of hard-to-abate industrial businesses through projects such as Northern Lights in Norway, Norther Endurance Partnership in the UK, Bayou-Bend in the US, Aramis in the Netherlands and Bifrost in Denmark.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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